SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For December 18, 2011
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo
Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80
Company Registry (NIRE): 35.3000.1683-1

EXCERPT FROM THE MINUTES OF THE 746th BOARD OF DIRECTORS’ MEETING.

On September 15, 2011, at 9:00 a.m., the Board meeting called by the Chairman of the Board of Directors, Edson de Oliveira Giriboni, in accordance with the head provisions of Article 13 of the Company’s Bylaws, was held in the company’s headquarters’ conference room, at Rua Costa Carvalho nº 300, in the city of São Paulo, attended by the undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo - SABESP. The meeting was installed and Edson Giriboni greeted everyone and justified the absence of Board Members Alberto Goldman and Andrea Sandro Calabi. The Chairman then announced the reception of a letter from Marcelo Salles Holanda de Freita, Technology, Enterprises and Environment Officer, resigning due to personal reasons, dated September 1, 2011. The resignee offered to remain in the position until the appointment of his replacement. The Board members acknowledged the resignation and requested that their gratitude for Marcelo Salles’ dedication and skills be registered in the minutes. (...)

After approved, these minutes were signed by the attending members of the Board of Directors. Edson de Oliveira Giriboni, Alexander Bialer, Dilma Seli Pena, Jerônimo Antunes, Heraldo Gilberto de Oliveira, Reinaldo Guerreiro, Sidney Estanislau Beraldo and Walter Tesch.

This is a free translation of the excerpt of the original Minutes drawn up in the Book of Minutes of Board of Directors’ Meetings.

São Paulo, September 16, 2011

Edson Giriboni	Sandra Maria Giannella
Chairman of the	Executive Secretary of the
Board of Directors	Board of Directors

1

Companhia de Saneamento Básico do Estado de São Paulo
Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80
Company Registry (NIRE): 35.3000.1683-1

EXCERPT FROM THE MINUTES OF THE 746th BOARD OF DIRECTORS’ MEETING.

On September 15, 2011, at 9:00 a.m., the Board meeting called by the Chairman of the Board of Directors, Edson de Oliveira Giriboni, in accordance with the head provisions of Article 13 of the Company’s Bylaws, was held in the company’s headquarters’ conference room, at Rua Costa Carvalho nº 300, in the city of São Paulo, attended by the undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo - SABESP. The meeting was installed and Edson Giriboni greeted everyone and justified the absence of Board Members Alberto Goldman and Andrea Sandro Calabi. (...) Mr. Edson Giriboni then proposed to discuss and resolve on an extra-agenda item – the appointment João Baptista Comparini as Technology, Enterprises and Environment Officer. He then offered the floor to the Company’s CEO, who briefly presented details of the appointee’s professional career, in particular regarding his extensive experience in the sanitation sector and the good results SABESP achieved due to his work has head of the Pardo e Grande business unit. (...) The Board members present then voted and unanimously approved, pursuant to item II of Article 142 of Law 6,404/76, the election of JOÃO BAPTISTA COMPARINI, Brazilian, married, civil engineer, bearer of the identification registry (RG) 7.693.559 SSP/SP, inscribed in the roll of individual taxpayers (CPF) under number 001.793.608-09, domiciled at Rua Costa Carvalho, 300, Pinheiros, in the city and State of São Paulo, as the Company’s Technology, Enterprises and Environment Officer, for the remaining of the two-year term-of-office ending June 2, 2013, replacing Marcelo Salles Holanda de Freitas, in compliance with the provisions in the Bylaws. The duties and the compensation previously established are maintained. (...)

After approved, these minutes were signed by the attending members of the Board of Directors. Edson de Oliveira Giriboni, Alexander Bialer, Dilma Seli Pena, Jerônimo Antunes, Heraldo Gilberto de Oliveira, Reinaldo Guerreiro, Sidney Estanislau Beraldo and Walter Tesch.

1

Companhia de Saneamento Básico do Estado de São Paulo
Board of Directors

This is a free translation of the excerpt of the original Minutes drawn up in the Book of Minutes of Board of Directors’ Meetings.

São Paulo, September 16, 2011

Edson Giriboni	Sandra Maria Giannella
Chairman of the	Executive Secretary of the
Board of Directors	Board of Directors

2

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Corporate Taxpayer ID (CNPJ): 43.776.517/0001-80
 Company Registry (NIRE): 35.3000.1683-1

EXCERPT FROM THE MINUTES OF THE 746th BOARD OF DIRECTORS MEETING.

On September 15, 2011, at 9:00 a.m., the Chairman of the Board of Directors, Mr. Edson de Oliveira Giriboni, pursuant to the caput of Article 13 of the Company’s Bylaws called for an ordinary meeting, which was held in the conference room of the Company’s headquarters located at Rua Costa Carvalho nº 300, in the City of São Paulo, attended by the appointed and undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo - SABESP. After the meeting was called to order, Mr. Edson Giriboni greeted everyone and justified the absence of the Board members, Messrs. Alberto Goldman and Andrea Sandro Calabi. (...) The Chairman then started discussing item 2 - “Funding strategy for investments and debt management” and the sub-items “2.1. Authorization for early full redemption of the 9th issue of debentures occurred in 2008”; “2.2 –Authorization to take the measures necessary in order to raise funds in the capital markets so as to meet the Company’s financial needs for 2012, as defined in the Company Budget”; “2.3 –Authorization for taking out loan with Caixa Econômica Federal (CEF or Federal Savings Bank), Selection Process of the Ministry of Cities (Normative Instructions 24 and 33/2010) – (Growth Acceleration Program - PAC 2), Phase III, destined to finance 36 projects”; “2.4 – Authorization for taking out loan with the Brazilian Development Bank (BNDES), Selection Process of the Ministry of Cities (Normative Instruction 24/2010) - PAC 2, Phase III, destined to sewage works and services in the municipalities of São Paulo Metropolitan Region and the executive project of the São Lourenço Production System” (time:75’), and the Chief Financial and Investor Relations Officer, Mr. Rui de Britto Álvares Affonso and the Superintendent of Funding and Investor Relations, Mr. Mario Azevedo de Arruda Sampaio were requested to present the matter, which was based on the Presentation duly distributed to the Board members and filed with the documentation of the Meeting. (...) Thereafter, the Chief Financial Officer and the Superintendent explained sub-item 2.3 - “Authorization for taking out loan with Caixa Econômica Federal (CEF or Federal Savings Bank), Selection Process of the Ministry of Cities (Normative Instructions 24 and 33/2010) – (PAC 2), Phase III, destined to finance 36 projects”, based on the proposal submitted to the Board of Directors on September 14, 2011, the Board of Executive Officers’ Resolution no. 0246/11 of September 6, 2011, the Internal Communication FIN 28/11 of August 30, 2011 and the Presentation that comprises the documentation of the Meeting. After discussing and voting the matters, the Board members unanimously approved the taking out of loan with the Federal Savings Bank (CEF) to finance thirty-six (36) projects, as follows:

1. LOAN AMOUNT - two hundred, fifteen million, seventy-five thousand, nine hundred, forty reais and ninety-four centavos (R$215,075,940.94).

2. CHARGES AND TERMS

· Interest rate: 6.00% p.a.
· Management Fee: 1.40% p.a.· Risk Rate: 0.30% p.a.
· Index: Benchmark Interest Rate (TR)
· Terms: Defined according to the rules of the Sanitation for All Program and presented in item 3 below.

3. PROJECTS SELECTED FOR SERVICES:

						(R$ 1,000)
Operation	DV	Municipality	Purpose	Loan	Terms
					Grace period	Amortization	Total
0346.817	81	Barueri	Sewage Studies and Projects	756.00	32	60	92
0346.779	26	Botucatu	Water Supply	11,003.37	42	240	282
0346.826	92	Caieiras	Sewage	29,668.50	47	240	287
0346.838	34	Carapicuíba	EPSES	1,035.00	34	60	94
0346.827	5	Cotia	Water Supply	5,405.40	24	240	264
0346.812	39	Francisco Morato	Water Supply	5,400.00	22	240	262
0346.806	52	Franco da Rocha	Water Supply	4,050.00	22	240	262
0346.909	98	Franco da Rocha	EPSES	3,135.00	31	60	91
0346.771	43	Hortolândia	Water Supply	1,420.61	48	240	288
0346.873	76	Itapevi	EPSAA	1,140.00	34	60	94
0346.952	35	Itapevi	EPSES	1,242.00	34	60	94
346.813	43	Jandira	EPSES	778.50	34	60	94
346.778	12	Juquitiba	Water Supply	11,811.41	48	240	288
0346.783	87	Monte Mor	Sewage	18,854.87	48	240	288
0346.823	69	Osasco	EPSES	765.00	34	60	94
346.835	2	Santana de Parnaíba	EPSES	634.50	32	60	92
0346.842	95	São Lourenço da Serra	EPSAA	943.20	21	60	81
346.879	30	São Paulo	Water Supply	14,310.00	28	240	268
0346.903	32	São Paulo	Water Supply	8,322.86	22	240	262
346.875	95	São Paulo	Water Supply	11,340.00	24	240	264
346.959	4	São Paulo	Water Supply	16,389.00	19	240	259
346.874	80	São Paulo	Water Supply	2,250.00	19	240	259
346.877	12	São Paulo	EPSAA	2,707.50	22	60	82
0346.900	0	São Paulo	EPSES	4,750.00	26	60	86
0346.960	32	São Paulo	EPSES	8,550.00	31	60	91
0346.836	16	São Vicente	EPSES	942.10	16	60	76
346.831	66	Taboão da Serra	EPSES	360.00	34	60	94
346.774	76	Taubaté	EPSAA	330.92	22	60	82
0353.172	30	Avaré	Water Supply	900.00	30	240	270
353.695	55	Registro	EPSES	132.82	29	60	89
353.694	49	Campo Limpo Paulista	Water Supply	32,835.54	48	240	288
352.095	75	Sao Roque	EPSAA	129.60	22	60	82
0352.139	93	Itapeva	EPSES	570.00	22	60	82
0352.216	34	Itararé	EPSAA	544.46	26	60	86
0353.677	32	Ibiúna	Sewage	11,305.00	42	240	282
0352.150	58	Ibiúna	EPSAA	362.79	22	60	82
TOTAL				215,075.95

EPSAA – Water Supply Systems Studies and Projects

EESES – Sewage System Studies and Projects

4. SURETY

· Collection Account – a tariff collection monthly flow must be kept in the Collection Account, of at least, the monthly average of three (3) times the amount of a Restated Monthly Installment.
· Reserve Account – an amount corresponding to a Monthly Installment falling due must be kept in the Reserve Account, calculated over the restated debt outstanding balance.

The Chief Financial Officer and Investor Relations Officer is hereby authorized to conduct all the procedures and take all the measures necessary to conclude negotiations and sign the agreements. (...) These minutes, after being approved, were signed by the attending members of the Board of Directors. Edson de Oliveira Giriboni, Alexander Bialer, Dilma Seli Pena, Jerônimo Antunes, Heraldo Gilberto de Oliveira, Reinaldo Guerreiro, Sidney Estanislau Beraldo and Walter Tesch. This is a free English translation of the excerpt of the original minutes drawn up in the Book of Minutes of the Board of Directors. São Paulo, September 16, 2011. Edson Giriboni, Chairman of the Board of Directors. Sandra Maria Giannella, Executive Secretary of the Board of Directors. DEPARTMENT OF JUSTICE AND CITIZENSHIP DEFENSE. BOARD OF TRADE OF THE STATE OF SÃO PAULO. I certify the Registration No.389.822/11-5 of September 26, 2011. KÁTIA REGINA BUENO DE GODOY, General Secretary.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Corporate Taxpayer ID (CNPJ): 43.776.517/0001-80
Company Registry (NIRE): 35.3000.1683-1

EXCERPT FROM THE MINUTES OF THE 746th BOARD OF DIRECTORS MEETING.

On September 15, 2011, at 9:00 a.m., the Chairman of the Board of Directors, Mr. Edson de Oliveira Giriboni, pursuant to the caput of Article 13 of the Company’s Bylaws called for an ordinary meeting, which was held in the conference room of the Company’s headquarters located at Rua Costa Carvalho nº 300, in the City of São Paulo, attended by the appointed and undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo - SABESP. After the meeting was called to order, Mr. Edson Giriboni greeted everyone and justified the absence of the Board members, Messrs. Alberto Goldman and Andrea Sandro Calabi. (...), the Chairman then started discussing item 2 - “Funding strategy for investments and debt management” and the sub-items “2.1. Authorization for early full redemption of the 9th issue of debentures occurred in 2008”; “2.2 – Authorization to take the measures necessary in order to raise funds in the capital markets so as to meet the Company’s financial needs for 2012, as defined in the Company Budget”; “2.3 –Authorization for taking out loan with Caixa Econômica Federal (CEF or Federal Savings Bank), Selection Process of the Ministry of Cities (Normative Instructions 24 and 33/2010) – (Growth Acceleration Program - PAC 2), Phase III, destined to finance 36 projects”; “2.4 – Authorization for taking out loan with the Brazilian Development Bank (BNDES), Selection Process of the Ministry of Cities (Normative Instruction 24/2010) - PAC 2, Phase III, destined to sewage works and services in the municipalities of São Paulo Metropolitan Region (RMSP) and the executive project of the São Lourenço Production System” (time:75’), and the Chief Financial and Investor Relations Officer, Mr. Rui de Britto Álvares Affonso and the Superintendent of Funding and Investor Relations, Mr. Mario Azevedo de Arruda Sampaio were requested to present the matter, which was based on the Presentation duly distributed to the Board members and filed with the documentation of the Meeting. (...) Thereafter, the Chief Financial and Investor Relations Officer and the Superintendent explained sub-item 2.4 - "Authorization for taking out loan with the Brazilian Development Bank (BNDES), Selection Process of the Ministry of Cities (Normative Instruction 24/2010) - PAC 2, Phase III, destined to sewage works and services in the municipalities of São Paulo Metropolitan Region and the executive project of the São Lourenço Production System”, based on the Proposal submitted to the Board of Directors on September 14, 2011, the Board of Executive Officers’ Resolution no. 0245/11, of September 6, 2011, the Internal Communication FIN 27/11, of August 30, 2011 and the Presentation that comprises the documentation of the Meeting. After discussing and voting the matters, the Board members unanimously approved the taking out of loan with the Brazilian Development Bank (BNDES) to finance five (5) SABESP’s proposals selected by the Ministry of Cities within the scope of the Selection Process of the Ministry of Cities (Normative Instruction 24/2010), as follows:

1. LOAN AMOUNT – FINEM line of credit (project finance)

One hundred, eighty-three million, three hundred and fifty thousand reais (R$183,350,000.00)

2. ALLOCATION OF LOAN- Sewage works and services in the municipalities of São Paulo Metropolitan Region (RMSP) and the Executive Project of the São Lourenço Production System (SPSL).

3. CHARGES AND TERMS

·  Interest Rate: Long-term interest rate (TJLP) + 1.72% p.a.
· Terms: 180 months for works and 96 months for the Executive Project of the São Lourenço Production System with a grace period defined according to the sub-credits to be taken out and presented in the chart below:

					(R$ 1,000)
Sub- credit	Purpose	Loan	Cost	Terms (months)
				Total	Grace Period	Amortization	Usage
A1	Linear Works of SES Cotia	41,552.05	TJLP + 1.72% p.a.	180	36	144	30
A2	EE and Discharge Piping of SES Cotia	5,947.95	TJLP + 1.72% p.a.	180	36	144	30
B	SES Osasco	22,800.00	TJLP + 1.72% p.a.	180	24	156	18
C1	Linear Works of SES São Paulo	7,337.80	TJLP + 1.72% p.a.	180	24	156	18
C2	EE and Discharge Piping of SES São Paulo	262.20	TJLP + 1.72% p.a.	180	24	156	18
D1	Linear Works of SES S. B. Campo	74,052.84	TJLP + 1.72% p.a.	180	36	144	54
D2	EE and Discharge Piping of SES S. B. Campo	20,947.16	TJLP + 1.72% p.a.	180	36	144	54
E	Exec. Project of the S. Lourenço Prod. System	10,450.00	TJLP + 1.72% p.a.	96	24	72	18
Total		183,350.00

SES – Sewage system
EE – Pumping station

4. SURETY – Fiduciary Assignment of part of SABESP tariff collection, in the monthly amount of R$8.0 million, annually adjusted by the Extended Consumer Price Index (IPCA), calculated by the Brazilian Institute of Geography and Statistics (IPCA)/IBGE).

The Chief Financial Officer and Investor Relations Officer is hereby authorized to conduct all the procedures and take all the measures necessary to conclude negotiations and sign the agreement. (...) These minutes, after being approved, were signed by the attending members of the Board of Directors. Edson de Oliveira Giriboni, Alexander Bialer, Dilma Seli Pena, Jerônimo Antunes, Heraldo Gilberto de Oliveira, Reinaldo Guerreiro, Sidney Estanislau Beraldo and Walter Tesch. This is a free English translation of the excerpt of the original Minutes drawn up in the Book of Minutes of the Board of Directors. São Paulo, September 16, 2011. Edson Giriboni, Chairman of the Board of Directors. Sandra Maria Giannella, Executive Secretary of the Board of Directors. ECONOMIC DEVELOPMENT, SCIENCE AND TECHNOLOGY DEPARTMENT. BOARD OF TRADE OF THE STATE OF SÃO PAULO. I certify the Registration No. 400.523/11-5 of October 3, 2011. KÁTIA REGINA BUENO DE GODOY, General Secretary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: December 20 2011

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.